Exhibit 99.1

GOLD STANDARD ANNOUNCES MEETING RESULTS

June 24, 2020 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV, NYSE AMERICAN:GSV) (“Gold Standard” or the “Company”) announces that all resolutions were passed at the Annual General and Special Meeting of Shareholders (the “Meeting”) held on Wednesday, June 24, 2020, in Vancouver, British Columbia.

At the Meeting, all director nominees listed in the Company’s management information circular dated May 12, 2020, were elected as directors of the Company. Had a poll been taken, the detailed results of the votes cast by proxy and in person in respect of the election of the directors is set out below.

Director	Votes For	Percentage For
Jonathan T. Awde	104,847,782	98.87%
D. Bruce McLeod	104,814,157	98.84%
Robert J. McLeod	104,794,582	98.82%
Jamie D. Strauss	104,844,412	98.87%
William E. Threlkeld	104,876,505	98.90%
Zara Boldt	104,796,060	98.82%
Ron Clayton	104,841,195	98.87%
Alex Morrison	104,840,264	98.87%

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In addition, the detailed results of the votes cast by proxy in respect of the other matters brought before the Meeting is set out below.

Description of Matter	Votes For	Percentage For
To appoint Davidson & Company LLP,	145,642,231	98.44%
Chartered Professional Accountants, as auditor
of the Company for the ensuing year and to
authorize the directors to fix the remuneration to
be paid to the auditor.
To pass an ordinary resolution to approve the	104,513,313	98.56%
renewal and reconfirmation of the Company’s
existing shareholder rights plan.
To pass an ordinary resolution to approve the	103,281,878	97.40%
amendment and restatement of the Company’s
restricted share unit award plan.
To pass an ordinary resolution to approve the	103,064,885	97.19%
amendment and restatement of the Company’s
stock option plan, as well as all unallocated stock
options under such stock option plan.

On behalf of the Board of Directors,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com